Exhibit 99.1

Procaps Group Receives Additional Delinquency Letter

MIAMI, USA – BARRANQUILLA, COL – January 3, 2025 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical services company, today announced that, as anticipated, on December 31, 2024, the Company received notice from The Nasdaq Stock Market LLC (“Nasdaq”) of an additional filing delinquency relating to the Company’s interim financial statements for the period ended June 30, 2024.

The interim financial statements were required to be filed with Nasdaq by December 31, 2024, but were not for the reasons previously disclosed in connection with the delay in the filing of the Company’s Form 20-F for the fiscal year ended December 31, 2023, in contravention of Nasdaq Listing Rule 5250(c)(2).

The notice indicated that the Nasdaq Hearings Panel (the “Panel”) will consider the additional filing delinquency in its deliberations regarding the Company’s request for continued listing on Nasdaq. The Company plans to timely respond to the most recent notice from Nasdaq and otherwise present its plan to evidence full compliance with the Company’s applicable filing requirements at its upcoming hearing before the Panel. This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure by an issuer in receipt of an additional delinquency notice from Nasdaq.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and nearly 5,000 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

ir@procapsgroup.com

investor.procapsgroup.com

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, forecasts and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Procaps. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the SEC, as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.